UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

———————————————————
FORM 11-K
———————————————————

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______ to _____

Commission File Number 0-20355

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Costco 401(k) Retirement Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

———————————————————
Costco Wholesale Corporation
———————————————————

999 Lake Drive
Issaquah, Washington 98027

COSTCO 401(k) RETIREMENT PLAN

Page
Report of Independent Registered Public Accounting Firm	1
Financial Statements:
Statements of Net Assets Available for Benefits as of December 31, 2024 and 2023	2
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2024	3
Notes to Financial Statements	4
Supplementary Information:
Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2024	10
Signatures	24
Exhibits:
23.1 - Consent of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Plan Participants and Plan Administrator of
Costco 401(k) Retirement Plan
Issaquah, Washington

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of Costco 401(k) Retirement Plan (the "Plan") as of December 31, 2024 and 2023, the related statement of changes in net assets available for benefits for the year ended December 31, 2024, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2024 and 2023, and the changes in net assets available for benefits for the year ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental Information
The supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2024, has been subjected to audit procedures performed in conjunction with the audit of Costco 401(k) Retirement Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information presented in the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated in all material respects in relation to the financial statements as a whole.
/s/ Crowe LLP
We have served as the Plan's auditor since 2023.
Oakbrook Terrace, Illinois
June 27, 2025

COSTCO 401(k) RETIREMENT PLAN
Statements of Net Assets Available for Benefits
December 31, 2024 and 2023
(in thousands)

	2024	2023
Assets:
Investments at fair value	$38,028,873	$30,435,735
Investments at contract value:
Fully benefit-responsive investment contracts	1,797,653	1,780,521
Total investments	39,826,526	32,216,256
Receivables:
Notes receivable from participants	587,174	559,994
Employee contributions	—	43,139
Employer contributions	597,843	563,469
Total receivables	1,185,017	1,166,602
Non-interest bearing cash	5,849	1,988
Net assets available for benefits	$41,017,392	$33,384,846

See accompanying notes to financial statements.

COSTCO 401(k) RETIREMENT PLAN
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2024
(in thousands)

2024
Net investment income:
Net appreciation of investments	$8,169,131
Interest	60,344
Dividends	548,716
Total net investment income	8,778,191
Interest on notes receivable from participants	45,384
Contributions to the Plan:
Employee	1,144,552
Employer	680,725
Total contributions	1,825,277
Distributions to participants and other	(3,016,306)
Increase in net assets	7,632,546
Net assets available for benefits, beginning of year	33,384,846
Net assets available for benefits, end of year	$41,017,392

See accompanying notes to financial statements.

COSTCO 401(k) RETIREMENT PLAN
Notes to Financial Statements
December 31, 2024 and 2023
(1)Plan Description
The following description of the Costco 401(k) Retirement Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan. To participate in the Plan, an individual must be at least 18 years of age and an employee of Costco Wholesale Corporation (the Company or Costco) or certain subsidiaries.
The Plan is a defined contribution plan for the benefit of eligible employees, established by the Company under Section 401(a) of the Internal Revenue Code (IRC). It includes a qualified cash or deferred arrangement as described in Section 401(k). The Plan is also subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.
(a)Employee Contributions
The Plan allows certain employees to make compensation deferral contributions after completing 90 days of service within 12-consecutive months. Eligible employees may contribute from 1% to 50% of their compensation, subject to certain limitations set by the IRC and the Plan. Eligible employees may also contribute amounts representing certain distributions from other retirement plans (rollover contributions).
All newly-eligible participants entering the Plan are automatically enrolled at a salary contribution rate of 4%. On an active participant’s employment anniversary date and each anniversary date thereafter the percentage deferred into the Plan automatically increases by one percentage point, to a maximum of 20%. Employees may opt out of automatic enrollment and increases. Contributions are subject to regulatory requirements.
(b)Employer Contributions
Company contributions are invested in accordance with selections made by participants. If no selection has been made, the contribution defaults to the Retirement Trust corresponding to the participant's age. Employer contributions are allocated based on an employee’s classification as either: covered by the collective bargaining agreements with the International Brotherhood of Teamsters; or other eligible employment.
(1)    Covered by the Teamsters Agreements
Eligible employees who have completed one year of service (12 consecutive months) are eligible for an annual employer contribution beginning on the next Plan entry date. Plan entry dates for the employer contribution is the first day of each month. The annual employer contribution is allocated only to the accounts of eligible Plan participants who are employed on the last day of the applicable Plan year. The allocation rate varies, based on years of service, ranging from $0.05 to $0.47 per straight-time hour worked during the Plan year, up to a maximum of 2,080 hours. This annual contribution was $6.3 million for the year ended December 31, 2024, and was deposited into the Plan and allocated to participant accounts in March 2025.
(2)    Other eligible employment
The Company matches the lesser of 50% of each employee’s deferral contribution or $500 per year. In addition, eligible employees who have completed one year of service (12 consecutive months) are eligible for an annual discretionary employer contribution beginning on the next Plan entry date. Plan entry dates for the discretionary contribution are the first day of each month. The discretionary contribution is allocated only to the accounts of eligible Plan participants who are employed on the last day of the applicable Plan year. The allocation rate varies, based on years of service, ranging from 4% to 9% of the participant's compensation. This discretionary

COSTCO 401(k) RETIREMENT PLAN
Notes to Financial Statements (Continued)
December 31, 2024 and 2023
contribution was $605.5 million for the year ended December 31, 2024, and was deposited into the Plan and allocated to participant accounts in March 2025.
(c)Participants’ Accounts
Each participant’s account is credited or debited with the participant’s contributions, the Company’s contributions, distributions from the account, earnings and losses, fees, expenses, and changes in underlying account assets. The benefit to which a participant is entitled is their vested account balance.
(d)Vesting
Participants are immediately vested in their deferral contributions and in certain other contributions as defined in the Plan document, adjusted for net value changes.
Effective for participants employed on or after August 1, 2024, vesting in any form of employer contributions are 100% vested and nonforfeitable. Prior to this date, the Plan had a 5-year graded vesting schedule.
(e)Forfeitures
Forfeited amounts are used to reduce employer contributions, funded subsequent to each year. Forfeitures during 2024 and forfeiture balances as of December 31, 2024, and 2023, were immaterial. Forfeitures are restored to a participant’s account if within five years the participant is re-hired and repays the vested account balance distributed upon termination.
(f)Investment Options
Participants may invest funds in their account in the Plan's available investment options. Participants may transfer amounts between investment options daily, subject to certain trading restrictions. Before 2016, participants could invest 100% of their account in Costco stock; starting January 2016, the Plan has a 50% limit on investment in Costco stock, applied prospectively.
Amounts may be temporarily invested in a cash account prior to investment in the Plan’s investment accounts. See Notes 2, 3 and 4 for additional information regarding the Plan's investments.
(g)Distributions
Upon termination of employment, total disability, reaching age 59-1/2 or death, a participant (or participant's beneficiary in the case of death) can request a full, partial or, in certain circumstances, installment or rollover distribution for the vested portion of the account. Participants are also eligible to withdraw a portion of the salary-deferral contribution account in the event of certain financial hardships.
Dividends on the Company's stock are reinvested in the participant’s Company stock account unless a distribution is requested by the participant. These dividends are reported on a gross basis, with total dividends reported as "Dividends" and the amounts distributed reported as "Distributions to participants and other" in the statement of changes in net assets available for benefits.
(h)Notes Receivable from Participants
A participant may borrow between $1,000 and the lesser of $50,000 or 45% of their vested account balance, reduced by the highest outstanding loan balance in the previous 12 months minus the outstanding balance of all loans on the date on which the loan is made, provided this amount is available in the participant's pre-tax salary deferral and rollover accounts. Loans are repaid through payroll deductions over a period ranging up to four years or, if for the purchase of a principal residence, up to 15 years. The bi-weekly re-payment amount cannot exceed 25% of the participant's net pay. The interest rate is determined by the Plan Administrator from time-to-time and is comparable to rates

COSTCO 401(k) RETIREMENT PLAN
Notes to Financial Statements (Continued)
December 31, 2024 and 2023
charged by commercial lenders. At December 31, 2024, interest rates on loans outstanding ranged from 4.25% to 10.50%, with various maturities through December 2039. Participant accounts with loans are charged an application fee at initiation and an annual maintenance fee.
(i)Trustee, Recordkeeper, and Plan Administrator
Northern Trust Company is the nondiscretionary trustee of the Plan and T. Rowe Price Retirement Services Inc. is the recordkeeper for the Plan. The Costco Benefits Committee is the Plan Administrator.
(j)Administrative, Recordkeeping and Investment Fees and Expenses
Certain administrative expenses, and recordkeeping and investment fees including investment management and transaction fees, are paid by the Plan. Certain of those expenses are charged to participant accounts.
(2)Summary of Significant Accounting Policies
(a)Basis of Accounting
The financial statements of the Plan are prepared under the accrual method of accounting. As required under U.S. generally accepted accounting principles (U.S. GAAP), fully benefit-responsive investment contracts (FBRIC) are reported at contract value (see Note 3), while all other investments in the Plan are reported at fair value (see Note 4). A FBRIC is a contract with a financial institution or an insurance company that provides for a stated return on principal invested over a specified period and permits withdrawals at contract value for benefit payments, loans, or transfers to other investment options offered to the participant by the Plan. Contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.
(b)Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates and assumptions.
(c)Investment Valuation and Income Recognition
The Plan invests in the Company’s common stock, common commingled trust funds and other exchange-traded equity securities held in separately managed accounts, as well as registered investment companies and the FBRIC.
Investments, other than the FBRIC, are reported at fair value. If available, quoted market prices are used to value investments. The FBRIC consists of the Capital Preservation Portfolio (CPP), which is invested in synthetic guaranteed investment contracts and is recorded at contract value. Contract value represents contributions made under each contract, plus earnings, less participant withdrawals and administrative expenses.
There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rate is based on a formula agreed upon with the issuer, but not less than zero. Such interest rates are reviewed on a quarterly basis for resetting. Certain events may limit the ability of the Plan to transact at contract value with the issuer. Events may include, but are not limited to, Plan termination, bankruptcy of the Company, or defunction of the trustee. In addition, certain events allow the issuer to terminate the contract and settle at an amount different from contract value. Examples of such events include: (1) an uncured violation of the Plan’s investment guidelines, (2) a breach of

COSTCO 401(k) RETIREMENT PLAN
Notes to Financial Statements (Continued)
December 31, 2024 and 2023
material obligation under the contract, (3) a material misrepresentation, or (4) a material amendment to the agreements without the consent of the issuer. The Plan Administrator believes at this time that any events that would limit the Plan’s ability to transact at contract value with participants or that allow the issuer to terminate the contract with the Plan are not probable.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation or depreciation of investments includes the change in the fair value of assets from one period to the next, plus realized gains and losses.
Investment securities are exposed to various risks, such as interest rate, credit, and overall market volatility. Changes in the values of investment securities could occur, and those changes could materially affect the amounts reported in the statements of net assets available for benefits and participant account balances.
(d)Notes Receivable from Participants
Participant loans are classified as notes receivable from participants, which are segregated from Plan investments and measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent notes receivable are reclassified as distributions based upon the terms of the Plan document.
(e)Distribution of Benefits
Distributions of benefits are recorded when paid.
(f)     Subsequent Events
The Plan monitors significant events occurring after the statement of net assets available for benefits date and prior to the issuance of the financial statements to determine the impacts, if any, on the financial statements to be issued. The Plan has evaluated subsequent events through the date which the financial statements are issued.
(3)Fully Benefit-Responsive Investment Contract
The CPP is invested in synthetic guaranteed investment contracts, which consist of a portfolio of underlying assets owned by the Plan and wrap contracts issued by an insurance company and a financial institution. The issuers of the wrap contracts provide for unscheduled withdrawals from the contracts at contract value, regardless of the value of the underlying assets, in order to fund routine withdrawals.
(4)Fair Value Measurement
U.S. GAAP defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value is estimated by applying a fair value hierarchy, which requires maximizing the use of observable inputs. The three levels of inputs are:
Level 1: Quoted market prices in active markets for identical assets or liabilities.
Level 2: Observable market-based inputs or unobservable inputs that are corroborated by market data.
Level 3: Significant unobservable inputs that are not corroborated by market data.
The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs. Valuation techniques utilized during

COSTCO 401(k) RETIREMENT PLAN
Notes to Financial Statements (Continued)
December 31, 2024 and 2023
the reporting period were not changed from previous practice. The following is a description of the valuation methodologies used for assets measured at fair value.
Common stock, underlying securities in separately managed accounts, and registered investment company funds: These investments are deemed to be actively traded and are valued at the closing price reported in the active market in which the individual securities are traded. These assets are valued using Level 1 inputs. Mutual funds held by the Plan are open-end mutual funds that are registered with the U.S. Securities and Exchange Commission. Separately managed accounts largely consist of common stock, money market securities, and a collective trust as of December 31, 2024, and 2023.
Common commingled trust funds: The valuation techniques used to measure the fair value of common commingled trust funds are based on quoted market prices, such as quoted net asset values (NAV) published by the fund as supported in an active market. Plan participant transactions of investment or withdrawals may occur on a daily basis in these trusts. These assets are valued using Level 1 inputs.
The tables below present information regarding investments that are measured at fair value on a recurring basis and indicate the level within the hierarchy reflecting the valuation techniques utilized to determine fair value as of December 31, 2024, and 2023.

December 31, 2024:	Level 1 (in 000's)
Investments, at fair value:
Costco Wholesale Corporation common stock	$21,006,481
Common commingled trust funds	12,039,144
Separately managed accounts	2,629,978
Registered investment company funds	2,353,270
Total investments in fair value hierarchy	$38,028,873

December 31, 2023:	Level 1 (in 000's)
Investments, at fair value:
Costco Wholesale Corporation common stock	$15,977,459
Common commingled trust funds	10,080,126
Separately managed accounts	2,491,563
Registered investment company funds	1,886,587
Total investments in fair value hierarchy	$30,435,735
(5)Plan Termination
Although it has no present intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to ERISA and the requirements of the collective bargaining agreements with the Teamsters. In the event of termination, participants remain 100% vested in their accounts.
(6)Tax Status
In a determination letter dated June 9, 2017, the Internal Revenue Service informed the Company that the Plan is designed in accordance with applicable sections of the IRC. The Plan has since been restated and amended. The Plan Administrator believes that the Plan is designed and is being operated in compliance with the IRC.

COSTCO 401(k) RETIREMENT PLAN
Notes to Financial Statements (Continued)
December 31, 2024 and 2023
U.S. GAAP requires the Plan Administrator to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has concluded that as of December 31, 2024, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; there are currently no audits in progress.
(7)Party-in-Interest and Related Party Transactions
Certain Plan investments are in funds, trusts, and accounts managed by Northern Trust Company, the trustee for the Plan, and by T. Rowe Price Trust Company or T. Rowe Price Associates, Inc., which are affiliates of the recordkeeper for the Plan, T. Rowe Price Retirement Services, Inc. These entities are considered "parties-in-interest" as such term is defined in the ERISA.
As the Plan sponsor, the Company is a party-in-interest with respect to the Plan. At December 31, 2024 and 2023, the Plan held 22,926,000 and 24,205,000 shares of Costco common stock. During 2024, 1,192,000 shares were purchased and 2,471,000 shares were sold.

COSTCO 401(k) RETIREMENT PLAN
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
EIN: 91-1223280 Plan #: 002
December 31, 2024
(in thousands)

(a) (b) Identity of issuer, borrower, lessor, or similar party	(c) Description of investment	(d) Cost	(e) Current value
Registered investment company and common commingled trust funds:
Capital Group	New Perspective Trust U3	**	$532,538
PIMCO	Income Institutional	**	547,097
* T. Rowe Price	Retirement Balanced Trust K	**	34,625
* T. Rowe Price	TRP Ret 2005 Active Trust K	**	21,922
* T. Rowe Price	TRP Ret 2010 Active Trust K	**	36,337
* T. Rowe Price	TRP Ret 2015 Active Trust K	**	115,620
* T. Rowe Price	TRP Ret 2020 Active Trust K	**	373,889
* T. Rowe Price	TRP Ret 2025 Active Trust K	**	816,719
* T. Rowe Price	TRP Ret 2030 Active Trust K	**	1,234,005
* T. Rowe Price	TRP Ret 2035 Active Trust K	**	1,240,681
* T. Rowe Price	TRP Ret 2040 Active Trust K	**	1,432,959
* T. Rowe Price	TRP Ret 2045 Active Trust K	**	1,629,654
* T. Rowe Price	TRP Ret 2050 Active Trust K	**	1,137,885
* T. Rowe Price	TRP Ret 2055 Active Trust K	**	1,366,220
* T. Rowe Price	TRP Ret 2060 Active Trust K	**	719,126
* T. Rowe Price	TRP Ret 2065 Active Trust K	**	186,806
* T. Rowe Price	TRP Ret 2020 Active Trust-Income K	**	9,420
* T. Rowe Price	TRP Ret 2025 Active Trust-Income K	**	947
Vanguard	Extended Market Index Institutional	**	110,597
Vanguard	Total International Stock Index Institutional	**	94,431
Vanguard	Total Bond Market Index Fund Institutional	**	141,279
Vanguard	Institutional Index, Plus	**	1,459,866
Wellington	CIF II Growth S5	**	1,149,791
Total registered investment company and common commingled trust funds			14,392,414
Separately managed accounts:
Mid-Cap Growth Portfolio:
Acadia Healthcare Company Inc.	Common Stock	**	5,472
Agilent Technologies Inc.	Common Stock	**	24,767
Align Technology Inc.	Common Stock	**	9,323
Alnylam Pharmaceuticals Inc.	Common Stock	**	18,295
Amphenol Corp., Class A	Common Stock	**	8,901
Assurant Inc.	Common Stock	**	19,534
Avantor Inc.	Common Stock	**	19,557
Avery Dennison Corp.	Common Stock	**	17,777
Axis Capital Holdings Ltd.	Common Stock	**	6,119
Ball Corp.	Common Stock	**	18,540
Bath & Body Works Inc.	Common Stock	**	7,739
Biogen Inc.	Common Stock	**	9,121
Boston Beer Company Inc., Class A	Common Stock	**	2,342
Bright Horizons Family Solutions	Common Stock	**	9,239
Broadridge Financial Solutions Inc.	Common Stock	**	12,638
Bruker Corp.	Common Stock	**	12,192
Burlington Stores Inc.	Common Stock	**	14,934
BWX Technologies Inc.	Common Stock	**	8,885
Casey's General Stores Inc.	Common Stock	**	14,323

COSTCO 401(k) RETIREMENT PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (Continued)
December 31, 2024
(in thousands)

(a) (b) Identity of issuer, borrower, lessor, or similar party	(c) Description of investment	(d) Cost	(e) Current value
Cboe Global Markets Inc.	Common Stock	**	12,239
CCC Intelligent Solutions Holdings Inc.	Common Stock	**	13,753
Cheniere Energy Inc.	Common Stock	**	23,108
Cognex Corp.	Common Stock	**	3,699
Constellation Brands, Inc., Class A	Common Stock	**	6,580
Corpay Inc.	Common Stock	**	14,019
Costar Group Inc.	Common Stock	**	10,173
Cytokinetics Inc.	Common Stock	**	4,394
Dollar General Corp.	Common Stock	**	2,393
Dollar Tree Inc.	Common Stock	**	16,813
Domino's Pizza Inc.	Common Stock	**	23,954
DraftKings Inc., Class A	Common Stock	**	15,536
Duolingo Inc.	Common Stock	**	2,615
Encompass Health Corp.	Common Stock	**	3,430
Enovis Corp.	Common Stock	**	6,096
EQT Corp.	Common Stock	**	15,731
Equifax Inc.	Common Stock	**	14,618
Esab Corp.	Common Stock	**	16,312
Exact Sciences Corp.	Common Stock	**	4,286
Expand Energy Corp.	Common Stock	**	7,732
Fair Isaac Corp.	Common Stock	**	14,274
Ferguson Enterprises Inc. Par	Common Stock	**	8,093
Five Below Inc.	Common Stock	**	8,426
Fortinet Inc.	Common Stock	**	14,460
Fortive Corp.	Common Stock	**	17,619
Gartner Inc.	Common Stock	**	1,447
Hilton Worldwide Holdings Inc.	Common Stock	**	21,068
Hologic Inc.	Common Stock	**	28,377
Howmet Aerospace Inc.	Common Stock	**	2,897
J.B. Hunt Transport Services Inc.	Common Stock	**	13,340
IDEX Corp.	Common Stock	**	8,045
Ingersoll Rand Inc.	Common Stock	**	19,142
Insmed Inc.	Common Stock	**	810
Intercontinental Exchange Inc.	Common Stock	**	12,316
Ionis Pharmaceuticals Inc.	Common Stock	**	8,569
ITT Inc.	Common Stock	**	2,988
Keysight Technologies Inc.	Common Stock	**	11,869
KKR & Co Inc., Class A	Common Stock	**	1,355
Lattice Semiconductor Corp.	Common Stock	**	20,613
Liberty Media Corp., Series C Liberty Formula One	Common Stock	**	17,049
Liberty Media Corp., Series C	Common Stock	**	1,898
Littelfuse Inc.	Common Stock	**	2,135
Lululemon Athletica Inc.	Common Stock	**	2,628
Maplebear Inc.	Common Stock	**	4,372
Markel Group Inc.	Common Stock	**	6,016
Marketaxess Holdings Inc.	Common Stock	**	11,007

COSTCO 401(k) RETIREMENT PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (Continued)
December 31, 2024
(in thousands)

(a) (b) Identity of issuer, borrower, lessor, or similar party	(c) Description of investment	(d) Cost	(e) Current value
Martin Marietta Materials	Common Stock	**	13,788
Marvell Technology Inc.	Common Stock	**	44,592
Match Group Inc.	Common Stock	**	6,813
McCormick & Company Inc.	Common Stock	**	5,453
Mettler-Toldeo International Inc.	Common Stock	**	10,114
Microchip Technology Inc.	Common Stock	**	21,250
Molina Healthcare Inc.	Common Stock	**	7,333
Monday.com Ltd.	Common Stock	**	2,462
MongoDB Inc.	Common Stock	**	2,550
Monolithic Power Systems Inc.	Common Stock	**	2,480
New York Times Co., Class A	Common Stock	**	8,106
Old Dominion Freight Line Inc.	Common Stock	**	5,726
Onestream Inc., Class A	Common Stock	**	1,569
Paylocity Holding Corp.	Common Stock	**	16,355
Penumbra Inc.	Common Stock	**	2,412
Planet Fitness Inc., Class A	Common Stock	**	12,454
PTC Inc.	Common Stock	**	24,927
Pure Storage Inc., Class A	Common Stock	**	9,188
Quanta Services Inc.	Common Stock	**	5,854
Quidelortho Corp.	Common Stock	**	6,750
Range Resources Corp.	Common Stock	**	5,844
Raymond James Financial Inc.	Common Stock	**	14,400
Reddit Inc., Class A	Common Stock	**	10,317
Reynolds Consumer Products Inc.	Common Stock	**	5,004
Roku Inc., Class A	Common Stock	**	3,457
Roper Technologies Inc.	Common Stock	**	4,141
Ross Stores Inc.	Common Stock	**	19,387
RPM International Inc.	Common Stock	**	5,649
Sarepta Therapeutics Inc.	Common Stock	**	4,982
Sealed Air Corp.	Common Stock	**	7,826
ServiceTitan Inc., Class A	Common Stock	**	689
StandardAero, Inc.	Common Stock	**	3,448
Teleflex Inc.	Common Stock	**	24,963
Texas Roadhouse Inc.	Common Stock	**	1,473
Textron Inc.	Common Stock	**	19,394
Cooper Companies Inc.	Common Stock	**	14,317
Trade Desk Inc/The, Class A	Common Stock	**	36,117
Toast Inc., Class A	Common Stock	**	10,914
TopBuild Corp.	Common Stock	**	3,534
TPG Inc., Class A	Common Stock	**	2,203
Tractor Supply Co.	Common Stock	**	3,400
Tradeweb Markets Inc., Class A	Common Stock	**	7,692
Transunion	Common Stock	**	7,016
Treehouse Foods Inc.	Common Stock	**	3,147
Tyler Technologies Inc.	Common Stock	**	19,523
UL Solutions Inc., Class A	Common Stock	**	3,470
Ulta Beauty Inc.	Common Stock	**	5,531

COSTCO 401(k) RETIREMENT PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (Continued)
December 31, 2024
(in thousands)

(a) (b) Identity of issuer, borrower, lessor, or similar party	(c) Description of investment	(d) Cost	(e) Current value
United Rentals Inc.	Common Stock	**	7,436
Vaxcyte Inc.	Common Stock	**	3,037
Veeva Systems Inc., Class A	Common Stock	**	24,389
Veralto Corp.	Common Stock	**	7,523
Verisk Analytics Inc.	Common Stock	**	8,941
Viking Holdings Ltd.	Common Stock	**	8,177
Waste Connections Inc.	Common Stock	**	5,587
West Pharmaceutical Services	Common Stock	**	4,522
XPO Inc.	Common Stock	**	5,106
Yum! Brands Inc.	Common Stock	**	18,179
Zoom Communications Inc.	Common Stock	**	11,654
Argenx SE	Foreign Stock	**	6,324
Ascendis Pharma	Foreign Stock	**	6,471
Alcon AG	Foreign Stock	**	12,097
Atlassian Corp., Class A	Foreign Stock	**	10,106
Birkenstock Holding PLC	Foreign Stock	**	5,190
Crispr Therapeutics AG	Foreign Stock	**	2,709
NXP Semiconductors N.V.	Foreign Stock	**	6,572
On Holding AG, Class A	Foreign Stock	**	4,167
Spotify Technology SA	Foreign Stock	**	11,717
TechnipFMC PLC	Foreign Stock	**	16,912
Weatherford International PLC	Foreign Stock	**	4,622
Caris Life Sciences, Series D Convertible	Preferred Stock	**	623
Databricks, Series H Convertible	Preferred Stock	**	911
Databricks, Series I Convertible	Preferred Stock	**	388
Nuro Inc., Series D	Preferred Stock	**	242
Redwood Materials Inc., Series C	Preferred Stock	**	951
Sila Nanotechnologies Inc., Series F	Preferred Stock	**	666
Databricks, Series J	Convertible Equity	**	736
*Northern Institutional Treasury Portfolio	Money Market Securities	**	27,577
*T. Rowe Price Treasury Reserve Fund	Money Market Securities	**	2,839
Large Cap Value Portfolio:
Advanced Micro Devices Inc.	Common Stock	**	3,433
Allstate Corp.	Common Stock	**	4,402
Ameren Corporation	Common Stock	**	5,272
American Express Company	Common Stock	**	7,300
Ametek Inc.	Common Stock	**	7,097
Amphenol Corp., Class A	Common Stock	**	1,912
Analog Devices Inc.	Common Stock	**	2,973
Annaly Capital Management, Inc.	Common Stock	**	2,613
Atmos Energy Corp.	Common Stock	**	3,256
Autozone Inc.	Common Stock	**	5,198
Bank of America Corp.	Common Stock	**	10,575
Becton, Dickinson and Co.	Common Stock	**	3,633
Berkshire Hathaway Inc., Class B	Common Stock	**	16,349
Boeing Co.	Common Stock	**	4,075
Booking Holdings Inc.	Common Stock	**	4,423

COSTCO 401(k) RETIREMENT PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (Continued)
December 31, 2024
(in thousands)

(a) (b) Identity of issuer, borrower, lessor, or similar party	(c) Description of investment	(d) Cost	(e) Current value
Cencora Inc.	Common Stock	**	6,794
Chevron Corp.	Common Stock	**	5,292
Chubb Ltd.	Common Stock	**	2,384
Cigna Group	Common Stock	**	2,384
Citigroup Inc.	Common Stock	**	2,610
CME Group Inc.	Common Stock	**	3,830
Coca-Cola Co/The	Common Stock	**	5,448
Colgate-Palmolive Company	Common Stock	**	5,286
Comcast Corp	Common Stock	**	4,088
Conocophillips	Common Stock	**	6,959
Corebridge Financial Inc.	Common Stock	**	3,523
Corpay Inc.	Common Stock	**	2,976
CSX Corp.	Common Stock	**	1,669
Cummins Inc.	Common Stock	**	3,589
Danaher Corp.	Common Stock	**	2,394
Deere & Company	Common Stock	**	6,978
Diamondback Energy Inc.	Common Stock	**	3,536
Dollar Tree Inc.	Common Stock	**	1,555
Elevance Health Inc.	Common Stock	**	8,163
EQT Corp.	Common Stock	**	4,040
Equity Lifestyle Properties, Inc.	Common Stock	**	1,100
Equinix Inc.	Common Stock	**	2,251
Exelon Corp.	Common Stock	**	5,182
Expand Energy Corp.	Common Stock	**	1,673
Exxon Mobil Corp.	Common Stock	**	7,057
Ferguson Enterprises Inc. Par	Common Stock	**	2,845
Fiserv Inc.	Common Stock	**	10,055
Franco-Nevada Corp.	Common Stock	**	2,785
Freeport-McMoRan Inc.	Common Stock	**	1,538
GE Healthcare Technologies Inc.	Common Stock	**	1,556
General Dynamics Corp.	Common Stock	**	3,104
General Electric Co	Common Stock	**	3,268
Goldman Sachs Group Inc.	Common Stock	**	2,820
HCA Healthcare Inc.	Common Stock	**	1,167
Home Depot Inc.	Common Stock	**	3,672
Huntington Bancshares Inc	Common Stock	**	1,376
International Paper Co	Common Stock	**	6,034
Johnson & Johnson	Common Stock	**	5,091
JPMorgan Chase & Co.	Common Stock	**	16,428
Kenvue Inc.	Common Stock	**	12,857
Keurig Dr Pepper Inc.	Common Stock	**	5,636
KeyCorp	Common Stock	**	2,556
Keysight Technologies Inc.	Common Stock	**	8,548
KLA Corp.	Common Stock	**	1,379
L3Harris Technologies Inc.	Common Stock	**	3,616
Martin Marietta Materials	Common Stock	**	2,184
McDonald's Corp.	Common Stock	**	5,974

COSTCO 401(k) RETIREMENT PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (Continued)
December 31, 2024
(in thousands)

(a) (b) Identity of issuer, borrower, lessor, or similar party	(c) Description of investment	(d) Cost	(e) Current value
Metlife Inc.	Common Stock	**	1,915
Micron Technologies Inc.	Common Stock	**	2,339
Molina Healthcare Inc.	Common Stock	**	1,448
Mondelez International Inc., Class A	Common Stock	**	2,472
Mosaic Co.	Common Stock	**	1,870
NextEra Energy Inc.	Common Stock	**	1,799
Norfolk Southern Corp.	Common Stock	**	5,536
Northrop Grumman Corp.	Common Stock	**	2,596
Old Dominion Freight Line Inc.	Common Stock	**	3,438
Owens Corning	Common Stock	**	1,491
Parker-Hannifin Corp.	Common Stock	**	3,353
Phillips 66	Common Stock	**	2,697
PPG Industries, Inc.	Common Stock	**	2,153
Proctor & Gamble Co/The	Common Stock	**	6,190
Progressive Corp.	Common Stock	**	1,618
Public Storage	Common Stock	**	4,475
Range Resources Corp.	Common Stock	**	6,021
Regeneron Pharmaceuticals Inc.	Common Stock	**	3,189
Republic Services Inc.	Common Stock	**	3,882
Revvity Inc.	Common Stock	**	5,113
Rockwell Automation Inc.	Common Stock	**	4,915
Ross Stores Inc.	Common Stock	**	3,401
Sherwin-Williams Co.	Common Stock	**	5,613
Southern Copper Corp.	Common Stock	**	1,078
TE Connectivity Ltd.	Common Stock	**	4,343
Tenet Healthcare Corp.	Common Stock	**	4,041
Texas Instruments Corp.	Common Stock	**	6,565
The Charles Schwab Corp.	Common Stock	**	8,660
Thermo Fisher Scientific Inc.	Common Stock	**	5,409
T-Mobile US Inc.	Common Stock	**	4,865
Tractor Supply Co.	Common Stock	**	2,286
Travelers Cos Inc/The	Common Stock	**	4,163
Union Pacific Corp.	Common Stock	**	4,855
UnitedHealth Group Inc.	Common Stock	**	9,647
Visa Inc., Class A	Common Stock	**	3,722
Wabtec Corp.	Common Stock	**	7,440
Walmart Inc.	Common Stock	**	6,295
Wheaton Precious Metals Corp.	Common Stock	**	1,282
Williams Companies Inc.	Common Stock	**	1,182
Xcel Energy	Common Stock	**	7,053
AstraZeneca PLC	Foreign Stock	**	6,754
Compagnie Financiere Richemont	Foreign Stock	**	3,184
Linde PLC	Foreign Stock	**	4,667
Schlumberger Limited	Foreign Stock	**	5,009
TechnipFMC PLC	Foreign Stock	**	1,212
*Northern Institutional Treasury Portfolio	Money Market Securities	**	2,823
*T. Rowe Price Government Money Fund	Money Market Securities	**	3,883

COSTCO 401(k) RETIREMENT PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (Continued)
December 31, 2024
(in thousands)

(a) (b) Identity of issuer, borrower, lessor, or similar party	(c) Description of investment	(d) Cost	(e) Current value
Small-Cap Core Portfolio:
AAON Inc.	Common Stock	**	1,981
Acelyrin Inc.	Common Stock	**	754
Admiral Acquisition Limited	Common Stock	**	1,302
Agco Corp.	Common Stock	**	233
Akero Therapeutics Inc.	Common Stock	**	406
Alignment Healthcare Inc.	Common Stock	**	1,919
Amplitude Inc., Class A	Common Stock	**	2,778
Antero Resources Corp.	Common Stock	**	2,128
API Group Corp.	Common Stock	**	2,902
AppFolio Inc., Class A	Common Stock	**	49
Arcellx Inc.	Common Stock	**	1,123
Arcosa Inc.	Common Stock	**	3,271
Arrowhead Pharmaceuticals Inc.	Common Stock	**	1,076
Arvinas Inc.	Common Stock	**	758
Assurant Inc.	Common Stock	**	4,341
AST SpaceMobile Inc., Class A	Common Stock	**	582
Atkore Inc.	Common Stock	**	632
Atlanta Braves Holdings Inc., Series C	Common Stock	**	1,917
Atmus Filtration Technologies Inc.	Common Stock	**	1,846
Aurora Innovation Inc., Class A	Common Stock	**	2,481
AZZ Inc.	Common Stock	**	4,457
Banc of California Inc.	Common Stock	**	2,306
Beacon Roofing Supply Inc.	Common Stock	**	2,903
Bellring Brands Inc.	Common Stock	**	1,810
Black Diamond Therapeutics Inc.	Common Stock	**	323
Blue Foundry Bancorp.	Common Stock	**	424
Blueprint Medicines Corp.	Common Stock	**	1,626
Boston Beer Company Inc., Class A	Common Stock	**	1,840
Braze Inc., Class A	Common Stock	**	2,344
Bright Horizons Family Solutions	Common Stock	**	4,061
BrightSpring Health Services Inc.	Common Stock	**	804
BrightView Holdings Inc.	Common Stock	**	1,853
Bruker Corp.	Common Stock	**	3,057
Burlington Stores Inc.	Common Stock	**	1,893
Cactus Inc., Class A	Common Stock	**	1,626
Cadence Bank	Common Stock	**	3,007
Caesars Entertainment Inc.	Common Stock	**	1,534
California Water Services Group	Common Stock	**	1,955
Capitol Federal Financial Inc.	Common Stock	**	1,112
Capstone Copper Corp.	Common Stock	**	1,000
Casella Waste Systems Inc., Class A	Common Stock	**	1,942
Cava Group Inc.	Common Stock	**	142
Cboe Global Markets Inc.	Common Stock	**	7,102
CCC Intelligent Solutions Holdings Inc.	Common Stock	**	3,583
Celldex Therapeutics Inc.	Common Stock	**	810
Celsius Holdings Inc.	Common Stock	**	168

COSTCO 401(k) RETIREMENT PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (Continued)
December 31, 2024
(in thousands)

(a) (b) Identity of issuer, borrower, lessor, or similar party	(c) Description of investment	(d) Cost	(e) Current value
Centessa Pharmaceuticals PLC - ADR	Common Stock	**	908
Champion Homes Inc.	Common Stock	**	2,346
Checkr Inc.	Common Stock	**	155
Chesapeake Utilities Corp.	Common Stock	**	4,598
Columbia Banking Systems Inc.	Common Stock	**	3,192
Concentra Group Holdings Parent Inc.	Common Stock	**	1,878
Crane Co.	Common Stock	**	2,539
CRB Group Inc.,	Common Stock	**	83
Crinetics Pharmaceuticals Inc.	Common Stock	**	1,361
Crossfirst Bankshares Inc.	Common Stock	**	733
CSW Industrials Inc.	Common Stock	**	1,359
CTS Corp.	Common Stock	**	2,077
Cubesmart	Common Stock	**	3,673
Curbline Properties Corp.	Common Stock	**	1,998
Custom Truck One Source Inc., Class A	Common Stock	**	628
Cytokinetics Inc.	Common Stock	**	4,476
Digitalbridge Group Inc.	Common Stock	**	1,932
Dime Community Bancshares Inc.	Common Stock	**	1,821
Diploma PLC	Common Stock	**	846
Dogwood State Bank, Voting	Common Stock	**	346
Doximity, Inc., Class A	Common Stock	**	2,005
DT Midstream Inc.	Common Stock	**	2,380
Duolingo Inc.	Common Stock	**	931
Dutch Bros Inc., Class A	Common Stock	**	2,391
Eagle Materials Inc.	Common Stock	**	49
East West Bancorp Inc.	Common Stock	**	4,871
Eastern Bankshares Inc.	Common Stock	**	1,860
Eastgroup Properties Inc.	Common Stock	**	3,035
Elanco Animal Health Inc.	Common Stock	**	2,071
Element Solutions Inc.	Common Stock	**	2,723
Encore Capital Group Inc.	Common Stock	**	2,090
Enerpac Tool Group Corp.	Common Stock	**	1,816
Enpro Inc.	Common Stock	**	3,395
Entegris Inc.	Common Stock	**	86
Equity Bancshares Inc., Class A	Common Stock	**	1,933
Erasca Inc.	Common Stock	**	546
Esab Corp.	Common Stock	**	5,677
Esco Technologies Inc.	Common Stock	**	1,807
Expand Energy Corp.	Common Stock	**	4,487
Expro Group Holdings NV	Common Stock	**	1,513
Fabrinet	Common Stock	**	66
FB Financial Corp.	Common Stock	**	2,633
Federal Signal Corp.	Common Stock	**	2,853
First American Financial Corp.	Common Stock	**	560
First Bancshares Inc.	Common Stock	**	1,893
Five Star Bancorp	Common Stock	**	1,691
Floor & Décor Holdings Inc., Class A	Common Stock	**	202

COSTCO 401(k) RETIREMENT PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (Continued)
December 31, 2024
(in thousands)

(a) (b) Identity of issuer, borrower, lessor, or similar party	(c) Description of investment	(d) Cost	(e) Current value
FTAI Aviation Ltd.	Common Stock	**	3,159
FTI Consulting Inc.	Common Stock	**	1,865
Global-E Online Ltd.	Common Stock	**	809
Globant SA	Common Stock	**	1,986
GMS Inc.	Common Stock	**	2,348
Goosehead Insurance Inc., Class A	Common Stock	**	2,489
Graco Inc.	Common Stock	**	2,214
Grand Canyon Education Inc.	Common Stock	**	571
Grasshopper Bancorp Inc.	Common Stock	**	97
H.B. Fuller Company	Common Stock	**	2,041
Haemonetics Corporation	Common Stock	**	3,858
Hamilton Lane Inc., Class A	Common Stock	**	1,946
Hanover Insurance Group Inc/The	Common Stock	**	2,005
HarborOne Bancorp Inc.	Common Stock	**	835
Haul Hub, Series C Convertible	Common Stock	**	23
Hawaiian Electric Industries Inc.	Common Stock	**	1,732
Healthequity Inc.	Common Stock	**	2,273
Home Bancshares Inc.	Common Stock	**	1,762
Howard Hughes Holdings Inc.	Common Stock	**	1,901
Idacorp Inc.	Common Stock	**	2,860
Immunome Inc.	Common Stock	**	1,341
Immunovant Inc.	Common Stock	**	3,381
Independence Realty Trust Inc.	Common Stock	**	4,139
Insight Enterprises Inc.	Common Stock	**	2,848
Insmed Inc.	Common Stock	**	2,622
Installed Building Products Inc.	Common Stock	**	1,518
Intapp Inc.	Common Stock	**	4,223
International Game Techonolgy PLC	Common Stock	**	579
Interparfums Inc.	Common Stock	**	2,290
Ionis Pharmaceuticals Inc.	Common Stock	**	1,869
Iovance Biotherapeutics Inc.	Common Stock	**	837
JFrog Ltd.	Common Stock	**	1,397
Kearny Financial Corp/Md	Common Stock	**	528
Kestra Medical Technologies Ltd., Class A	Common Stock	**	413
Kimbell Royalty Partners, LP	Common Stock	**	1,028
Knife River Corp.	Common Stock	**	395
LandBridge Company LLC	Common Stock	**	2,016
Landstar System Inc.	Common Stock	**	40
Lantheus Holdings Inc.	Common Stock	**	2,056
Lattice Semiconductor Corp.	Common Stock	**	6,441
Leonardo DRS Inc.	Common Stock	**	2,427
Liberty Media Corp., Series C	Common Stock	**	9,289
Live Oak Bancshares Inc.	Common Stock	**	2,599
Loar Holdings Inc.	Common Stock	**	587
Louisiana-Pacific Corp.	Common Stock	**	1,898
MACOM Technology Solutions Holdings Inc.	Common Stock	**	1,798
Madison Square Garden Sports Corp.	Common Stock	**	1,955

COSTCO 401(k) RETIREMENT PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (Continued)
December 31, 2024
(in thousands)

(a) (b) Identity of issuer, borrower, lessor, or similar party	(c) Description of investment	(d) Cost	(e) Current value
Magnolia Oil & Gas Corp., Class A	Common Stock	**	1,956
Marqeta Inc.	Common Stock	**	1,203
Masimo Corp.	Common Stock	**	8,215
Matador Resources Co.	Common Stock	**	213
McGrath RentCorp	Common Stock	**	1,971
Merus NV	Common Stock	**	641
Middlesex Water Co.	Common Stock	**	1,203
Mirion Technologies Inc., Class A	Common Stock	**	6,399
Modine Manufacturing Company	Common Stock	**	2,591
Molina Healthcare Inc.	Common Stock	**	974
MSA Safety Inc.	Common Stock	**	1,567
MYR Group Inc.	Common Stock	**	874
nCino, Inc.	Common Stock	**	1,345
Neogen Corp.	Common Stock	**	1,861
Neogenomics Inc.	Common Stock	**	3,152
Neumora Therapeutics Inc.	Common Stock	**	657
Novocure Ltd.	Common Stock	**	1,292
Nurix Therapeutics Inc.	Common Stock	**	657
OGE Energy Corp.	Common Stock	**	2,917
Olaplex Holdings Inc.	Common Stock	**	911
Ollie's Bargain Outlet Holdings Inc.	Common Stock	**	227
Onestream Inc., Class A	Common Stock	**	619
Onto Innovation Inc.	Common Stock	**	200
Origin Bancorp Inc.	Common Stock	**	1,460
Oscar Health Inc., Class A	Common Stock	**	3,033
Osisko Gold Royalties Ltd.	Common Stock	**	1,155
Pacific Premier Bancorp Inc.	Common Stock	**	1,629
Papa John's International Inc.	Common Stock	**	1,742
PAR Technology Corp/Del	Common Stock	**	5,982
Parsons Corp.	Common Stock	**	2,785
Pax Labs Inc., Class A	Common Stock	**	68
Paycor HCM Inc.	Common Stock	**	2,324
Paylocity Holding Corp.	Common Stock	**	1,922
Peloton Interactive Inc.	Common Stock	**	766
Pennymac Financial Services	Common Stock	**	5,512
Penumbra Inc.	Common Stock	**	1,809
Pinnacle Financial Partners	Common Stock	**	4,148
Planet Fitness Inc., Class A	Common Stock	**	5,819
Post Holdings Inc.	Common Stock	**	1,884
Power Integrations Inc.	Common Stock	**	1,821
Prime Medicine Inc.	Common Stock	**	121
Primo Brands Corp.	Common Stock	**	1,017
Privia Health Group Inc.	Common Stock	**	1,699
Procept Biorobotics Corp.	Common Stock	**	1,842
Progyny Inc.	Common Stock	**	1,622
Prosperity Bancshares Inc.	Common Stock	**	2,623
Quidelortho Corp.	Common Stock	**	3,065

COSTCO 401(k) RETIREMENT PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (Continued)
December 31, 2024
(in thousands)

(a) (b) Identity of issuer, borrower, lessor, or similar party	(c) Description of investment	(d) Cost	(e) Current value
QXO Inc.	Common Stock	**	5,112
Radnet Inc.	Common Stock	**	1,866
Range Resources Corp.	Common Stock	**	5,180
Rapt Therapeutics Inc.	Common Stock	**	448
RBC Bearings Inc.	Common Stock	**	5,397
Red Rock Resorts Inc., Class A	Common Stock	**	1,670
Reddit Inc., Class A	Common Stock	**	4,067
Repligen Corp.	Common Stock	**	876
RH	Common Stock	**	1,905
RLI Corp.	Common Stock	**	2,231
Root Inc., Class A	Common Stock	**	231
Royal Gold Inc.	Common Stock	**	1,996
Rush Enterprises Inc., Class A	Common Stock	**	1,727
Ryman Hospitality Properties Inc.	Common Stock	**	1,303
Saia Inc.	Common Stock	**	2,501
Savers Value Village Inc.	Common Stock	**	1,000
Selective Insurance Group Inc.	Common Stock	**	1,811
ServiceTitan Inc., Class A	Common Stock	**	1,562
Shake Shack Inc.	Common Stock	**	2,881
Simply Good Foods Co/The	Common Stock	**	2,746
Simpson Manufacturing Co. Inc.	Common Stock	**	826
Siteone Landscape Supply Inc.	Common Stock	**	5,618
Skechers U.S.A. Inc., Class A	Common Stock	**	1,693
SLM Corp.	Common Stock	**	2,213
Solaris Energy Infrastructure Inc.	Common Stock	**	1,437
Sotera Health Co.	Common Stock	**	2,220
SouthState Corp.	Common Stock	**	4,011
SPX Technologies Inc.	Common Stock	**	4,277
Stepstone Group Inc., Class A	Common Stock	**	1,800
Stevanato Group SpA	Common Stock	**	2,223
Stifel Financial Corp.	Common Stock	**	2,039
Strategic Education Inc.	Common Stock	**	1,861
Talen Energy Corp.	Common Stock	**	157
Teledyne Technologies Inc.	Common Stock	**	2,953
Terreno Realty Corp.	Common Stock	**	3,274
Tetra Tech Inc.	Common Stock	**	757
Texas Capital Bancshares Inc.	Common Stock	**	2,953
The Baldwin Insurance Group Inc., Class A	Common Stock	**	1,383
Themis Sol (Clio), Series E Convertible	Common Stock	**	177
Themis Solutions Inc.	Common Stock	**	221
Thermon Group Holdings Inc.	Common Stock	**	1,707
Third Harmonic Bio Inc.	Common Stock	**	361
Toast Inc., Class A	Common Stock	**	1,265
Toro Co.	Common Stock	**	63
Transcat Inc.	Common Stock	**	1,563
TTM Technologies Inc.	Common Stock	**	540
TWFG Inc., Class A	Common Stock	**	1,168

COSTCO 401(k) RETIREMENT PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (Continued)
December 31, 2024
(in thousands)

(a) (b) Identity of issuer, borrower, lessor, or similar party	(c) Description of investment	(d) Cost	(e) Current value
TXNM Energy Inc.	Common Stock	**	4,014
UFP Industries Inc.	Common Stock	**	1,475
UTZ Brands Inc., Class A	Common Stock	**	1,680
Varonis Systems Inc.	Common Stock	**	1,204
Vaxcyte Inc.	Common Stock	**	2,058
Vera Therapeutics Inc., Class A	Common Stock	**	1,382
Vertex Inc., Class A	Common Stock	**	1,868
Vimeo Inc.	Common Stock	**	1,238
Viper Energy Inc.	Common Stock	**	2,927
VSE Corp.	Common Stock	**	3,922
Warrior Met Coal Inc.	Common Stock	**	1,372
Western Alliance Bancorporation	Common Stock	**	3,168
White Mountains Insurance Group Ltd.	Common Stock	**	2,402
Willscot Holdings Corp.	Common Stock	**	977
Workiva Inc., Class A	Common Stock	**	5,041
Wyndham Hotels & Resorts Inc.	Common Stock	**	2,193
Xenon Pharmaceuticals Inc.	Common Stock	**	709
Ascendis Pharma	Foreign Stock	**	1,042
Colliers International Group Inc.	Foreign Stock	**	1,332
Constellium SE	Foreign Stock	**	3,043
Crispr Therapeutics AG	Foreign Stock	**	406
Descartes Systems Group/The	Foreign Stock	**	5,153
Firstservice Corp.	Foreign Stock	**	3,906
Flagship Communities REIT UT	Foreign Stock	**	966
Immatics NV	Foreign Stock	**	970
Immunocore Holdings PLC - ADR	Foreign Stock	**	3,441
Novanta Inc.	Foreign Stock	**	3,101
Popular Inc.	Foreign Stock	**	1,467
Rentokil Initial PLC	Foreign Stock	**	58
Smith (DS)	Foreign Stock	**	4,240
Spirax Group PLC.	Foreign Stock	**	224
TechnipFMC PLC	Foreign Stock	**	5,432
TMX Group Ltd.	Foreign Stock	**	6,325
Unite Group PLC	Foreign Stock	**	961
Watches of Switzerland Group PLC	Foreign Stock	**	704
Weatherford International PLC	Foreign Stock	**	2,424
Weir Group ADR	Foreign Stock	**	58
West Fraser Timber Co. Ltd.	Foreign Stock	**	1,625
1661 Inc. D/B/A/ Goat, Series F Convertible	Preferred Stock	**	86
ABL Space Systems, Series B	Preferred Stock	**	6
Caris Life Sciences, Series C Convertible	Preferred Stock	**	381
Caris Life Sciences, Series D Convertible	Preferred Stock	**	255
Cellink Inc., Series D	Preferred Stock	**	28
Checker Inc., Series C Convertible	Preferred Stock	**	212
Checker Inc., Series D Convertible	Preferred Stock	**	331
Cleerly, Series C Convertible	Preferred Stock	**	253
CRB Group, Series D Convertible	Preferred Stock	**	291

COSTCO 401(k) RETIREMENT PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (Continued)
December 31, 2024
(in thousands)

(a) (b) Identity of issuer, borrower, lessor, or similar party	(c) Description of investment	(d) Cost	(e) Current value
Epirus Inc., Series C-2 Convertible	Preferred Stock	**	302
Farmers Business Network Inc.	Preferred Stock	**	105
Flexe, Series C Convertible	Preferred Stock	**	154
Flexe, Series D Convertible	Preferred Stock	**	61
Haul Hub, Series B Convertible	Preferred Stock	**	64
Honor Technology Inc., Series D	Preferred Stock	**	321
Inscripta Inc., Series E	Preferred Stock	**	63
Kardium Inc., Series D-6 Convertible	Preferred Stock	**	217
KoBold Metals Co., Series B-1	Preferred Stock	**	968
National Resilence, Series B Convertible	Preferred Stock	**	1,109
National Resilence, Series C Convertible	Preferred Stock	**	640
Nuro Inc., Series C	Preferred Stock	**	305
Nuro Inc., Series D	Preferred Stock	**	97
Redwood Materials Inc., Series C	Preferred Stock	**	464
SecurityScorecard Inc., Series E Convertible	Preferred Stock	**	285
Sila Nanotechnologies Inc., Series F	Preferred Stock	**	221
Socure Inc.	Preferred Stock	**	27
Socure Inc., Series A Convertible	Preferred Stock	**	33
Socure Inc., Series A-1 Convertible	Preferred Stock	**	27
Socure Inc., Series E Convertible	Preferred Stock	**	63
Themis Sol (Clio), Series AA Convertible	Preferred Stock	**	50
Themis Sol (Clio), Series AB Convertible	Preferred Stock	**	5
Themis Sol (Clio), Series B Convertible	Preferred Stock	**	6
Kobold Metals Co., Series C-1 Convertible	Convertible Equity	**	549
Lightmatter, Inc., Series D Convertible	Convertible Equity	**	553
Metsera, Inc., Series B Convertible	Convertible Equity	**	422
Kardium Inc., Convertible Bonds	Convertible Bonds	**	281
*Northern Institutional Treasury Portfolio	Money Market Securities	**	3,677
*T. Rowe Price Treasury Reserve Fund	Money Market Securities	**	1,874
Grasshopper Bancorp Inc., Warrants	Warrants	**	3
International Equity Portfolio:
Capital Group International All Country Equity Trust	Common Trust	**	183,869
*Northern Institutional Treasury Portfolio Premier Shares	Money Market Securities	**	7
Total separately managed accounts			2,629,978
Fully Benefit-Responsive Contracts:
Capital Preservation Portfolio:
* T. Rowe Price Cash Reserve Trust	Common Trust	**	44,730
* Northern Institutional Treasury Portfolio Premier Shares	Common Trust	**	31,559
* T. Rowe Price Short Term Common Trust:
American General Life Insurance Company	Collective Trust Fund	**	47,392
Citibank N.A.	Collective Trust Fund	**	53,752
Massachusetts Mutual Life Insurance Company	Collective Trust Fund	**	64,206
Met Tower Life Insurance	Collective Trust Fund	**	32,657
Monumental Life(Transamerica)	Collective Trust Fund	**	48,606

COSTCO 401(k) RETIREMENT PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (Continued)
December 31, 2024
(in thousands)

(a) (b) Identity of issuer, borrower, lessor, or similar party	(c) Description of investment	(d) Cost	(e) Current value
New York Life	Collective Trust Fund	**	64,228
Pacific Life Insurance Company	Collective Trust Fund	**	29,351
Prudential Insurance Company of America	Collective Trust Fund	**	63,427
Royal Bank of Canada	Collective Trust Fund	**	45,386
State Street Bank & Trust Company	Collective Trust Fund	**	30,354
* T. Rowe Price Intermediate Term Common Trust:
American General Life Insurance Company	Collective Trust Fund	**	69,356
Citibank N.A.	Collective Trust Fund	**	78,664
Massachusetts Mutual Life Insurance Company	Collective Trust Fund	**	103,384
Met Tower Life Insurance	Collective Trust Fund	**	151,418
Monumental Life(Transamerica)	Collective Trust Fund	**	71,133
New York Life	Collective Trust Fund	**	103,419
Pacific Life Insurance Company	Collective Trust Fund	**	136,091
Prudential Insurance Company of America	Collective Trust Fund	**	102,129
Royal Bank of Canada	Collective Trust Fund	**	73,080
State Street Bank & Trust Company	Collective Trust Fund	**	140,742
* T. Rowe Price Managed Bond Trust:
American General Life Insurance Company	Collective Trust Fund	**	16,450
Citibank N.A.	Collective Trust Fund	**	18,658
Massachusetts Mutual Life Insurance Company	Collective Trust Fund	**	23,614
Met Tower Life Insurance	Collective Trust Fund	**	25,936
Monumental Life(Transamerica)	Collective Trust Fund	**	16,871
New York Life	Collective Trust Fund	**	23,622
Pacific Life Insurance Company	Collective Trust Fund	**	23,311
Prudential Insurance Company of America	Collective Trust Fund	**	23,327
Royal Bank of Canada	Collective Trust Fund	**	16,692
State Street Bank & Trust Company	Collective Trust Fund	**	24,108
Total fully benefit-responsive contracts			1,797,653
* Costco Wholesale Corporation	Common stock	**	21,006,481
Total investments			39,826,526

* Participant loans	Interest rates of 4.25% to 10.50% maturing through 2039	__	587,174
Total			$40,413,700
_________________________
* Indicates a party-in-interest
** Information is not required as investments are participant directed

See accompanying report of independent registered public accounting firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

COSTCO 401(k) RETIREMENT PLAN

June 27, 2025	By:	/s/ PATRICK J. CALLANS
Date		Patrick J. Callans Executive Vice President Costco Wholesale Corporation